MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Sutcliffe Resources Ltd. ("Sutcliffe") 420, 625 Howe Street Vancouver, B.C. V6C 2T6

2.	Date of Material Change:

June 22, 2005

3.	News Release

A press release disclosing the details outlined in this Material Change Report was issued by Sutcliffe on June 22, 2005 and disseminated through the facilities of Canada Newswire Group and would have been received by the securities commissions where Sutcliffe is a "reporting issuer" in the normal course of its dissemination.

4.	Summary of Material Change:

On June 22, 2005, Sutcliffe completed the closing of a public offering, raising gross proceeds of $2.3 million.

5.	Full Description of Material Change:

On June 22, 2005, Sutcliffe completed the closing of a public offering, raising gross proceeds of $2.3 million. A total of 9,200,000 units (each comprised of one common share and one half of one common share purchase warrant) at $0.25 per unit were sold under the offering. Each warrant is exercisable to acquire an additional common share of Sutcliffe at $0.35 for 24 months. Canaccord Capital Corporation acted as agent for the offering.

Sutcliffe's Shares have been conditionally approved for listing on the TSX Venture Exchange and are expected to begin trading on or about Monday, June 27, 2005, under the symbol SR.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business numbers of the executive officer of Sutcliffe who is knowledgeable of the material change and this report is:

Laurence Stephenson, President Telephone: (604) 608-0223 Facsimile: (604) 608-0344

9.	Date of Report: June 23, 2005

Copy to: TSX Venture Exchange